UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Corsair Partnering Corporation
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2540H 108
(CUSIP Number)

February 10, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2540H 108		Schedule 13G
1		NAME OF REPORTING PERSON Corsair Partnering Sponsor LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,654,500 (1)(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,654,500 (1)(2)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,654,500 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)
12		TYPE OF REPORTING PERSON OO

(1) See Item 4 below. These are (a) 250,000 Class B ordinary shares and (b) 1,404,500 Class F ordinary shares held by the Reporting Person, which may automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial partnering transaction, and as more fully described under the headings “Description of Securities—Performance Shares” and “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on July 2, 2021 (the “Final Prospectus”).

(2) Excludes 5,412,000 Class A ordinary shares issuable upon the exercise of 5,412,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one class A ordinary share at a price of $11.50 per share, subject to adjustment, and becomes exercisable 30 days after the completion of the Issuer’s initial partnering transaction and expires five years after the completion of the Issuer’s initial partnering transaction or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Final Prospectus.

(3) Based on 28,090,000 Class A ordinary shares, 250,000 Class B ordinary shares and 1,404,500 Class F ordinary shares, issued and outstanding as of January 3, 2022, as disclosed in the Issuer’s Report on Form 10-Q/A filed with the Securities and Exchange Commission on January 3, 2022 and assuming the conversion of all class B ordinary shares and Class F ordinary shares into Class A ordinary shares held by the Reporting Person.

Item 1(a). Name of Issuer:

Corsair Partnering Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

717 Fifth Avenue, 24th Floor, New York, NY 10022

Item 2(a). Name of Persons Filing:

Corsair Partnering Sponsor LP (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

c/o Corsair Partnering Corporation

717 Fifth Avenue, 24th Floor, New York, NY 10022.

Item 2(c). Citizenship:

Cayman Islands.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G2540H 108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(b) or the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
(g)	☐	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
	☐	Not applicable

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 1,654,500 of the Issuer’s Class A ordinary shares, Class B ordinary shares and Class F ordinary shares, representing 5.6% of the total Class A ordinary shares, Class B ordinary shares and Class F ordinary shares issued and outstanding. The Class B and Class F ordinary shares may be automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial partnering transaction, as more fully described under the headings “Description of Securities—Performance Shares” and “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on July 2, 2021.

Corsair Partnering Sponsor LP, a Cayman Islands limited partnership, is the record holder of these shares. Corsair Capital Partners Group Ltd., an exempted company organized under the laws of the Cayman Islands (“Corsair Capital Partners”), owns 100% of the equity interest in Corsair Sponsor GP, an exempted general partnership organized under the laws of the Cayman Islands (“Corsair Sponsor GP”). Corsair Sponsor GP is the general partner of Corsair Partnering Sponsor Aggregator LP, an exempted limited partnership organized under the laws of the Cayman Islands, which owns a 50% equity interest in Corsair Partnering Sponsor LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Corsair Partnering Sponsor LP”). Corsair Sponsor GP is the general partner of Corsair Partnering Sponsor LP. Corsair Capital Partners is the managing Member of Corsair V Management, L.L.C., a limited liability company organized under the laws of the Cayman Islands, which is the general partner of Corsair V Management, L.P. an exempted general partnership organized under the laws of the Cayman Islands, which is the general partner of Corsair V Financial Services Capital Partners, L.P. Corsair V Financial Services Capital Partners L.P. owns a 50% equity interest in Corsair Partnering Sponsor LP. Corsair Capital Partners Group Ltd., Corsair Sponsor GP, Corsair Partnering Aggregator LP, Corsair Partnering Sponsor LP, Corsair V Management L.L.C., Corsair V Management L.P. and Corsair V Financial Services Capital Partners L.P. are collectively referred to as the “Corsair Entities.” As such, each of the Corsair Entities may be deemed to have beneficial ownership of the securities held by Corsair Partnering Sponsor LP. The Corsair Entities may be deemed to have shared voting power and dispositive power over the shares. The Corsair Entities are ultimately governed by an investment committee consisting of twelve individuals, including D.T. Ignacio Jayanti and Jeremy S. Schein, who serve on the board of directors of the Issuer and as executive officers of the Issuer.

Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to Corsair Partnering Sponsor LP. Based upon the foregoing analysis, no beneficial owner of Corsair Partnering Sponsor LP exercises voting or dispositive control over any of the securities held by Corsair Partnering Sponsor LP even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares and, for the avoidance of doubt, expressly disclaims any such beneficial interest to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Corsair Partnering Sponsor LP By: Corsair Sponsor GP, its general partner

/s/ Jeremy Schein
Name:	Jeremy Schein
Title:	President